SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

ATTUNITY LTD
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

ATTUNITY LTD

6-K Items

1.	Consolidated Financial Statements of Attunity Ltd and Its Subsidiaries as of December 31, 2004

2.	Operating and Financial Review and Prospects

3.	Exhibit 23.1-Consent of Kost Forer Gabbay & Kasierer

ITEM 1

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-34

__________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ATTUNITY LTD.

We have audited the accompanying consolidated balance sheets of Attunity Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay and Kasierer KOST FORER GABBAY & KASIERER
January 30, 2005	A Member of Ernst & Young Global

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,602	$2,073
Restricted cash	73	902
Short-term bank deposits	115	120
Marketable securities	-	200
Trade receivables (net of allowance for doubtful accounts of $ 145 and $ 312 at December 31, 2004 and 2003, respectively)	2,667	2,845
Severance pay fund	249	-
Other accounts receivable and prepaid expenses	1,146	1,006

Total current assets	5,852	7,146

LONG-TERM PREPAID EXPENSES	64	-

SEVERANCE PAY FUND	698	1,592

PROPERTY AND EQUIPMENT, NET	841	926

SOFTWARE DEVELOPMENT COSTS, NET	4,213	4,512

GOODWILL	6,200	6,036

DEFERRED EXPENSES, NET	275	-

Total assets	$18,143	$20,212

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2004	2003

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$-	$206
Current maturities of long-term debt	70	102
Trade payables	754	583
Deferred revenues	2,298	2,090
Employee and payroll accruals	1,490	1,239
Accrued severance pay	285	-
Accrued expenses and other liabilities	2,227	3,479

Total current liabilities	7,124	7,699

LONG-TERM LIABILITIES:
Long-term debt	62	99
Convertible debt, net issued to principal shareholders	277	-
Accrued severance pay	1,008	1,941

Total long-term liabilities	1,347	2,040

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value - Authorized: 30,000,000 value at December 31, 2004 and 2003; Issued and outstanding: 15,356,740 and 14,767,432 shares at December 31, 2004 and 2003, respectively	539	525
Additional paid-in capital	89,618	86,504
Accumulated other comprehensive loss	(148)	(259)
Accumulated deficit	(80,337)	(76,297)

Total shareholders' equity	9,672	10,473

Total liabilities and shareholders' equity	$18,143	$20,212

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2004	2003	2002
Revenues:
Software licenses	$7,258	$6,045	$6,931
Maintenance and support	5,853	5,832	6,057
Services	4,526	4,740	4,467

	17,637	16,617	17,455
Cost of revenues:
Software licenses	2,164	2,094	1,878
Maintenance and support	1,036	801	715
Services	4,253	4,184	3,782
Impairment of capitalized software development costs	-	1,543	-

	7,453	8,622	6,375

Gross profit	10,184	7,995	11,080

Operating expenses:
Research and development, net	1,475	1,491	1,438
Selling and marketing	7,878	5,938	5,369
General and administrative	2,580	2,749	1,938
Costs in respect of lawsuits	-	925	1,100
Restructuring and termination costs	1,786	-	608

Total operating expenses	13,719	11,103	10,453

Operating income (loss)	(3,535)	(3,108)	627

Financial income (expenses), net	(466)	236	141
Other income	40	-	-
Income (loss) before taxes on income	(3,961)	(2,872)	768

Income taxes	79	84	264

Net income (loss)	$(4,040)	$(2,956)	$504

Basic and diluted net earnings (loss) per share	$(0.27)	$(0.20)	$0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	15,151	14,767	14,697
Weighted average number of shares used in computing diluted net earnings (loss) per share	15,151	14,767	14,725

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

					Accumulated
			Additional	Treasury	other		Total	Total
	Ordinary shares		paid-in	shares at	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	cost	Income (loss)	deficit	income (loss)	equity

Balance as of January 1, 2002	14,580,160	$520	$86,557	$(31)	$(876)	$(73,845)		$12,325
Exercise of employees stock options	187,272	5	-	-	-	-		5
Issuance expenses related to issuance of shares in 2001	-	-	(103)	-	-	-		(103)
Compensation in respect of warrants granted to a consultant	-	-	50	-	-	-		50
Treasury shares in respect of a senior employee	-	-	-	31	-	-		31
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	268	-	$268	268
Net income	-	-	-	-	-	504	504	504
Total comprehensive income							$772

Balance as of December 31, 2002	14,767,432	525	86,504	-	(608)	(73,341)		13,080
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	349	-	$349	349
Net loss	-	-	-	-	-	(2,956)	(2,956)	(2,956)
Total comprehensive loss							$(2,607)

Balance as of December 31, 2003	14,767,432	525	86,504	-	(259)	(76,297)		10,473
Exercise of warrants	496,891	12	807	-	-			819
Exercise of employee by stock options	92,417	2	115	-	-			117
Warrants issued in consideration for credit line	-	-	256	-	-			256
Detachable warrants and beneficial conversion feature related to convertible debt, net (see Note 9)	-	-	1,936	-	-			1,936
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	111	-	$111	111
Net loss	-	-	-	-	-	(4,040)	(4,040)	(4,040)
Total comprehensive loss							$(3,929)

Balance as of December 31, 2004	15,356,740	$539	$89,618	$-	$(148)	$(80,337)		$9,672

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$(4,040)	$(2,956)	$504
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	391	543	679
Amortization of deferred expenses	111	-	-
Amortization of debt discount	277	-	-
Amortization of capitalized software development costs	1,874	1,613	1,590
Impairment of capitalized software development costs	-	1,543	-
Gain from sale of property and equipment	(40)	-	-
Decrease in accrued severance pay, net	(5)	(74)	(18)
Decrease (increase) in trade receivables	247	311	(552)
Decrease (increase) in other accounts receivables and prepaid expenses	19	149	(101)
Increase in long-term prepaid expenses	(64)	-	-
Increase (decrease) in trade payables	143	99	(691)
Increase (decrease) in deferred revenues	150	178	(291)
Increase (decrease) in employee and payroll accruals	191	284	(447)
Decrease (increase) in marketable securities, net	205	(214)	24
Increase (decrease) in accrued expenses and other liabilities	(1,332)	915	926
Compensation in respect of warrants granted to a consultant	-	-	50
Others	(3)	-	(9)

Net cash provided by (used in) operating activating	(1,876)	2,391	1,664

Cash flows from investing activities:
Investment in restricted cash	-	(902)	-
Proceeds from restricted cash	830	-	-
Short-term deposits, net	10	(32)	(88)
Purchase of property and equipment	(364)	(238)	(199)
Capitalization of software development costs	(1,575)	(1,593)	(1,595)
Proceeds from sale of property and equipment	112	6	46

Net cash used in investing activities	(987)	(2,759)	(1,836)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	117	-	5
Proceeds from exercise of warrants	819	-	-
Issuance of convertible debt and detachable warrants, net of issuance expenses	1,689	-	-
Receipt of long-term debt	35	69	86
Repayment of long-term debt	(107)	(180)	(259)
Short-term bank credit, net	(206)	32	2
Issuance expenses related to issuance of shares in 2001	-	-	(103)
Proceeds from treasury shares in respect of a senior employee	-	-	31

Net cash provided by (used in) financing activities	2,347	(79)	(238)

Foreign currency translation adjustments on cash and cash equivalents	45	(173)	58

Decrease in cash and cash equivalents	(471)	(620)	(352)
Cash and cash equivalents at the beginning of the year	2,073	2,693	3,045

Cash and cash equivalents at the end of the year	$1,602	$2,073	$2,693

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2003	2002
Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Interest	$37	$90	$60

Income taxes	$11	$25	$12

Supplemental disclosure of non-cash investing and financing activities:

Capital lease obligation incurred upon the acquisition of property and equipment	$-	$50	$-
Issuance of warrant in consideration for credit line	$256	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

Attunity Ltd. ("Attunity") and its subsidiaries (collectively - "the Company") develop, market and provide support for computer software integration tools and application development tools.

The company is a leading provider of enterprise data integration software. Using its products, companies seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The company also provides consulting, maintenance and other related services for its products including maintenance services to its legacy products: CorVision - an application generator, APTuser - a database retrieval and production report generator, and Mancal 2000 - a logistics and financial application software package (through its Israeli subsidiary, Attunity Software Services Ltd. ("ASS")).

As for geographic markets and major customers, see Note 16.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars ("dollars"):

A majority of the revenues of Attunity and certain of its subsidiaries is generated in dollars. In addition, a substantial portion of Attunity and certain subsidiaries' costs is denominated in dollars. Accordingly, the Company's management believes that the dollar is the primary currency in the economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

Amounts in currencies other than dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Israeli and other foreign subsidiaries whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of Attunity and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the purchase date.

	e.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits, These deposits were used mainly as a security for the outcome of a lawsuit.

	f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in New Israeli Shekels ("NIS") and bear interest at an average annual rate of 1.9%. The short-term deposits are presented at their cost, including accrued interest.

	g.	Marketable securities:

The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The securities are classified as trading securities when the Company holds the securities for resale in anticipation of short-term market movements. The Company's trading securities carried at their fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in financial expenses or income, as appropriate.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	10 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In 2004, 2003 and 2002, no impairment losses were identified.

j.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

Effective January 1, 2002, the Company adopted the full provisions of Statement of Financial Accounting Standards No. 142 ‘‘Goodwill and Other Intangible Assets (‘‘SFAS No. 142).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of the reporting unit was determined using discounted cash flows and market capitalization. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital.

As of December 31, 2004, no impairment losses have been identified.

The change in the carrying amount of goodwill for the year ended December 31, 2004, is due to translation adjustments.

	k.	Research and development costs:

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No.86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS No.86").

Based on the Company’s product development process, technological feasibility is established upon completion of a detail program design.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (1) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues from sales of the product, or (2) the straight-line method over the estimated economic life of the product (five years). Amortization commences when the product is available for general product release to customers. The Amortization expense is included as part of cost of revenues.

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of that product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale.

In the year ended December 31, 2003, the Company wrote off capitalized software costs in the amount of $ 1,543. The aforementioned wrote off was included as part of cost of revenues.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Income taxes:

The Company accounts for income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	m.	Advertising expenses:

Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $ 218, $ 208 and $ 55, respectively.

	n.	Revenue recognition:

The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products, maintenance, support, consulting and training services. The Company sells its products primarily through its direct sales force to customers and indirectly through distributors and Value Added Resellers ("VARs"). Both the customers and the distributors or resellers are considered to be end users. The Company is also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP No. 97-2").

The Company and its subsidiaries have also adopted Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104").

Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

Persuasive evidence of an arrangement exists - The Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a purchase order from the customer or a written contract, which is signed by both the Company and customer (documentation is dependent on the business practice for each type of customer).

Delivery has occurred - The Company's software may be either physically or electronically delivered to the customer. The Company determines that delivery has occurred upon shipment of the software or when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fee is fixed or determinable - The Company considers all arrangements with payment terms extending beyond 5 months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Collectibility is probable - The Company determines whether collectibility is probable on a case-by-case basis. When assessing probability of collection, the Company considers the number of years in business and history of collection. If the Company determines from the outset that collectibility is not probable based upon its review process, revenue is recognized as payments are received.

With regard to software arrangements involving multiple elements, the Company has adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support, consulting and training) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

The Company's determination of fair value of each element in multiple-element arrangements is based on VSOE. The Company aligns its assessment of VSOE for the elements in the transaction to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to the maintenance and support, consulting and training ("professional") services components of its license arrangements. The Company sells its professional services separately, and accordingly it has established VSOE for professional services based on its hourly or daily rates. VSOE for maintenance and support is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue from software licenses upon delivery using the residual method in accordance with SOP No. 98-9.

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. The Company had determined that these services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as a separate element of the arrangement.

Revenues from royalties are recognized according to quarterly royalties reports, as such reports are received from customers. Royalties are received from customers who embedded the Company's products in their own products and the Company is entitled to a percentage of the customer revenue from the combined product.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Services revenues are recognized as the services are performed.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

	o.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, and trade receivables.

Cash and cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel, Europe and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists.

The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Israel, Europe, Far East and South America. The Company performs ongoing credit evaluations of its customers and, through December 31, 2004, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	p.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying shares on the date of grant, compensation expense is recognized.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2004, 2003 and 2002 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Dividend yield	0%	0%	0%
Expected volatility	69%	43.8%	79.5%
Risk-free interest	3.5%	3.5%	3%
Expected life	4 years	4 years	6 years

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2004	2003	2002

Net income (loss)	$(4,040)	$(2,956)	$504

Deduct: stock-based employee compensation expenses determined under fair value based method for all awards	$(616)	$(586)	$(994)

Pro forma net loss	$(4,656)	$(3,542)	$(490)

Basic and diluted net earnings (loss) per share:

As reported	$(0.27)	$(0.20)	$0.03
Proforma
	$(0.31)	$(0.24)	$0.03

Had compensation cost for the Company’s stock option plans been determined based on the fair value based method set forth in FAS 123, the Company’s net income (loss) and net earnings (loss) per share would have been changed to the pro forma amounts indicated above.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options’ vesting period, based on the straight line method.

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees for services or goods provided. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the warrants at the date of grant.

	r.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share adjusts basic net earnings (loss) per share for the effect of convertible securities and stock options only in the periods in which such effect is dilutive.

The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 8,976,887, 6,963,321 and 6,367,656 for the years ended December 31, 2004, 2003 and 2002, respectively. In 2004 1,142,857 shares resulting from the conversation of debt were excluded from the calculation of dilutive net loss per share due to their unti-dilutive effect.

	s.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 were $ 320, $ 498 and $ 576, respectively.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Deferred expenses:

Deferred expenses relating to debt issuance expenses and to receipt of a credit line are amortized over the term of the debt and credit line, respectively.

	u.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables, trade payables, employees and payroll accruals accrued, expenses and other liabilities approximate their fair values due to the short-term maturity of these instruments.

The fair value for marketable securities is based on quoted market prices and does not significantly differ from the carrying amount.

	v.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004 Share-Based Payment ("Statement 123R"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB statement No. 95 "Statement. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permits, but does not require, share-based payments to employees to be recognized based on their fair values, while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123R must be adopted no later than July 1, 2005. The Company expects to adopt this statement on July 1, 2005

The Company expects that the adoption of Statement 123R may have a material effect on its result of operations.

The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2p to the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2003

Prepaid expenses	$483	$338
Government authorities	451	485
Employees	33	64
Other	179	119

	$1,146	$1,006

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2003

Cost:
Computers and peripheral equipment	$3,866	$3,559
Office furniture and equipment	639	622
Motor vehicles	408	629
Leasehold improvements	1,201	1,182

	6,114	5,992

Accumulated depreciation:	5,273	5,066

Depreciated cost	$841	$926

Depreciation expenses for the years ended December 31, 2004, 2003 and 2002 are $ 391, $ 543 and $ 679, respectively.

As for charges on the Company's property and equipment, see Note 11.

NOTE 5:-	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2004	2003

Software development costs	$16,922	$15,347
Less - accumulated amortization	12,709	10,835

Amortized cost	$4,213	$4,512

Amortization expenses for the years ended December 31, 2004, 2003 and 2002 are $ 1,874, $ 1,613 and $ 1,590, respectively.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	SOFTWARE DEVELOPMENT COSTS, NET (Cont.)

In 2003 the Company wrote-off capitalized software costs in the amount of $ 1,543.

Estimated amortization expenses for the years ended:

December 31,

2005	1,401
2006	1,081
2007	819
2008	584
2009	328

$4,213

NOTE 6:-	SHORT-TERM BANK CREDIT

	Interest rate		December 31,
	2004	2003	2004	2003
	%

Short-term bank loans:
In NIS	-	8.0	$-	$206

(1)	Total authorized credit lines approximate	$151	$250

(2)	Unutilized credit lines approximate	$151	$250

(3)	Weighted average interest rates at the end of the year	7.0%	8.5%

NOTE 7:-	CREDIT LINE

In June 2004, the Company entered into a loan agreement ("the Agreement") with Plenus Technologies Ltd. ("the lender"). According to the Agreement the lender undertakes to make available to the Company a revolving credit facility in the aggregate amount of $ 3,000. The agreement expires in June 2006.

The Company shall pay the lender interest on the principal amount outstanding at an annual rate of 6.5% and a fee equal to 1% of the unutilized credit line amount.

As of December 31, 2004, the Company had not utilized any of the credit facility.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	CREDIT LINE (Cont.)

As part of the Agreement, the lender received a non-forfeitable exercisable warrant to purchase the Company’s Ordinary shares at an exercise price of $ 3 per share (subject to adjustments). The amount of shares that the lender may purchase upon exercise of the warrant will be determined according to a formula which is based on the date the credit facility is terminated and the amount of the credit facility utilized, but will be not less than 200,000 shares and not more than 300,000 shares. The warrant expires 5 years after the date of grant.

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant was measured based on the minimum amount of shares to be issued upon exercise and amounted to $ 256. This amount was recorded as prepaid expenses, which are being amortized over the term of the credit line. The aforementioned fair value was measured according to the Black-Scholes option pricing model with the following weighted-average assumptions: weighted average-risk-free interest rate of 3%, dividend yield of 0%, expected volatility of the Company's Ordinary shares of 70.1%, and a weighted-average expected life of 5 years.

The aforementioned fair value may be adjusted in future periods based on the ultimate amount of shares that will be issued upon exercise of the warrant.

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2004	2003

Government authorities	$432	$498
SSF Lawsuit (see also Note 17b)	-	1,000
Accrued expenses	672	425
Accrued termination cost (see also Note 17c(3))	764	-
Burlington lease lawsuit (see also Note 17b)	-	850
Royalties to Government authorities	290	642
Others	69	64

	$2,227	$3,479

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	CONVERTIBLE DEBT AND DETACHABLE WARRANTS

In April 2004, the Company issued to a group of existing principal shareholders a convertible debt with a face amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $ 1.75, for an aggregate consideration of $ 2,000. The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $ 1.75 per share. The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expire 3 years after the date of grant. As part of the aforementioned issuance, the life of the previously issued warrants held by the aforementioned shareholders was extended for one year.

In accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", the Company allocated the total proceeds received between the convertible debt and the warrants and the modification of the previous warrants held by shareholders (which was recorded as additional paid-in-capital) based on the relative fair values at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

In addition, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5") and EITF No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), the Company recognized and measured the embedded beneficial conversion feature present in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants, modification of the previously issued warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($ 2,000). The discount is being amortized over a 5 year period from the date of issuance until the stated redemption date of the debt.

During the year ended December 31, 2004, the Company recorded financial expenses in the amount of $ 277, attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $ 247, were deferred and recorded as "Deferred expenses". These deferred expenses will be amortized over the period from the date of issuance to the stated redemption date of the debt.

As of December 31, 2004, no shares were issued pursuant to the conversion of the debt or the exercise of the warrants.

	December 31,
	2004	2003

Principal of debt	$2,000	$-
Unamortized debt discount	(1,723)	-

Convertible debt, net	$277	$-

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	LONG-TERM DEBT

	December 31,
	2004	2003

Capital lease obligations, linked to the U.S. dollar and bear interest of 9.1%	$51	$108
Banks loans, linked to the Israeli Consumer Price Index and bears weighted interest of 6%	81	93

	132	201
Less - current maturities:
Capital lease obligations	32	61
bank loans	38	41

	$62	$99

As of December 31, 2004, the aggregate annual maturities of long-term debt are as follows:

First year (current maturities)	$70	$102
Second year	16	49
Third year	5	42
Fourth year	-	8

	$132	$201

See also Note 11.

NOTE 11:-	CHARGES (ASSETS PLEDGED)

a.
To secure the performance of the Company's obligations pursuant to the credit line described in Note 7, the Company pledged and granted the lender, a first priority floating charge on all of its rights, title and interest in all its present and future tangible and intangible assets.

	b.	As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Company leases its operating facilities under non-cancelable operating lease agreements, which expire in various dates. Future minimum commitments under these leases as of December 31, 2004, are as follows:

Year ended December 31,	Operating leases

2005	$664
2006	330
2007 and thereafter	351

$1,345

Rent expenses under operating leases for the years ended December 31, 2004, 2003 and 2002 were $ 739, $ 580 and $ 704, respectively.

b.	Royalties:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2004, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,426 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2004, the Company has paid or accrued royalties to the OCS in the amount of $ 1,956. As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $ 470.

c.	Litigation:

1.
In November 2002, the four Special Situations Funds ("SSF") that invested in the Company's October 2001 private placement filed a complaint against the Company alleging that the Company had breached the Registration Rights Agreement related to their investment in the Company.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As such, SSF sought to collect liquidation damages of approximately $ 603 plus unspecified actual damages allegedly due as a result of delay in having Registration Statement covering the shares purchased by SSF declared effective at a later date. On March 28, 2003, the court ruled against the Company, in favor of SSF. The judge awarded SSF liquidation damages in the amount of $ 603, plus interest from the date on which the complaint was filed.

The Company has appealed on the decision and, in January 2004, the upper court affirmed the decision against the Company. In 2002, the Company recorded a one-time charge in the amount of $ 810, and an addition $ 365 in 2003 related to the outcome of the lawsuit and its related expenses. The charge was included at costs in respect of lawsuits in the statement of operations.

	2.	During 2002, the company's subsidiary in the United States ceased the use of its former leased facilities before the end of the agreement term, which will expire in September 2005.

In 2003, the landlord sued the company for non-payment of the lease fees for 2003. In March, 2004, the Company and the landlord settled the dispute where the Company has agreed to pay $ 825 and will be released from the lease agreement.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.
The Ordinary shares of the Company are quoted on NASDAQ stock market. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

	b.	Stock Option Plans:

Under the Company's 1992, 1994, 1998 and 2001 Stock Option Plans (the "Plans"), the Company has granted options to purchase Ordinary Shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% of the fair market value of the Company's Ordinary shares on the date of grant. Under the terms of these four plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

Under the Plans, 5,700,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2004, there are 1,045,396 options available for future grants.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options activity the various plans:

	Year ended December 31,
	2004		2003		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	In thousands		In thousands		In thousands

Outstanding at beginning of year	3,544	$1.78	1,604	$3.71	2,238	$3.87
Granted	1,225	$2.37	2,137	$1.57	143	$1.09
Exercised	(92)	$1.27	-	$-	(187)	$0.02
Canceled or forfeited	(281)	$1.44	(197)	$7.83	(590)	$4.85

Outstanding at end of year	4,396	$1.97	3,544	$1.78	1,604	$3.71

Exercisable at end of year	2,066	$2.56	1,072	$3.78	990	$5.18

The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices as follows:

	Options	Weighted		Options	Weighted average
	outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2004	life	price	2004	exercisable
$	In thousands	Years	$	In thousands	$

$ 0.02	6	1.00	$0.02	6	$0.02
$ 0.8 - 0.91	230	5.75	$0.82	130	$0.90
$ 1.05 - 1.42	1,346	2.98	$1.26	1,067	$1.26
$ 1.5 - 2.25	1,146	4.31	$1.89	487	$1.77
$ 2.3 - 2.46	1,173	9.75	$2.35	-	$-
$ 2.88 - 3.13	71	6.46	$3.06	23	$2.96
$ 4.5 - 6.5	49	1.91	$5.41	44	$5.55
$ 6.88 - 9.75	327	1.42	$7.86	261	$8.46
$ 10 - 13.25	35	1.35	$10.78	35	$10.78
$ 16	13	1.00	$16.00	13	$16.00

	4,396		$1.97	2,066	$2.56

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise prices is equal to, lower than or exceeds market price of the shares at date of grant are as follows:

	Year ended December 31,
	2004		2003		2002
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Equals market price at date of grant	$1.27	$2.38	$0.70	$1.55	$0.84	$1.22
Exceeds market price at date of grant	$-	$-	$0.24	$2.17	$-	$-
Lower than market price at date of grant	$-	$-	$-	$-	$1.29	$0.02

c.	Stock warrants:

The Company has issued warrants, as follows:

Issuance date	Outstanding as of December 31, 2004	Exercise price	Exercisable as of December 31, 2004	Exercisable through

June 2000 (1)	425,000	$11.49-14.44	425,000	March 31, 2005
October 2000 (2)	72,000	$$7.19	72,000	October 31. 2005
October 2001 (3)	673,845	$$1.75	673,845	October 24, 2005
October 2001 (4)	2,208,489	$$1.75	2,208,489	October 24, 2006
October 2001 (4)	736,162	$$2.00	736,162	October 24, 2006
February 2004 (5)	40,000	$$1.92	40,000	February 14, 2007
April 2004 (6)	480,000	$$1.75	480,000	April 28, 2007
June 2004 (7)	200,000	$$3.00	200,000	June 2, 2009

	4,835,496		4,835,496

(1)	Issued to investors and placement agents of 2000 private placement.
(2)	Issued to consultants and placement agents of 2000 private placement.
(3)	Issued to investors and placement agents of the October 2001 private placement.
(4)	Issued to investors and placement agents of the October 2001 private placement. Later it was sold to another group of investors and contractual life was extended for one year (see Note 9).
(5)	Issued to consultants and agents.
(6)	Issued to the holders of the convertible debt (see Note 9).
(7)	Issued to a lender as part of the credit line agreement (see Note 7).

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekels ("NIS"). The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 14:-	INCOME TAXES

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The production facilities of Attunity and its subsidiary Attunity Software Services Ltd. ("ASS") have been granted an "Approved Enterprise" status under the Investment Law.

In June 2000, Attunity Ltd. filed an application for a fourth investment program which has not yet been approved, the other three investment programs, which were approved in February 1998, April 1998 and November 2001, will expire in April 2006, November 2008 and December 2011, respectively.

According to the provisions of the Law, Attunity Ltd. has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, income derived from the "Approved Enterprise" will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in Attunity for an additional period of five to eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval.

ASS has been granted status as an "Approved Enterprise" for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

If these retained tax-exempt profits are distributed they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2004, the accumulated deficit of the Company and ASS do not include tax-exempt profits earned by an "Approved Enterprise".

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Should Attunity or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate.

	b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results of Attunity for tax purposes are measured and reflected in real terms NIS after adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements of Attunity are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Attunity and ASS are "industrial companies" under the above law and as such are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. These companies may also be entitled to deduct over a three year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third party.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- INCOME TAXES (Cont.)

d.	Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2004 are as follows:

Israel	$28,376
United States *)	6,186
UK	2,831
Hong Kong	1,784
France	1,727

$40,904

Net operating losses in Israel, UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will be expired in the years 2007-2023 and in France through 2006.

*)
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2004	2003

Net operating loss carryforwards	$10,137	$11,428
Other	902	890

Total deferred tax asset before valuation allowance	11,039	12,318
Less - valuation allowance	(11,039)	(12,318)

Net deferred tax assets	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

During fiscal year 2004, the Company decreased the valuation allowance by $ 1,279 to $ 11,039.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

	f.	Reconciliation:

Reconciliation of the tax expenses (benefit) to the actual tax expenses (benefit):

The main reconciling items of the statutory tax rate of the company (2002, 2003 -36%,2004-35%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) and reversal of valuation allowance in 2002.

	g.	Pre-tax income (loss):

Domestic	$(3,269)	$(2,489)	$(1,753)
Foreign	(692)	(383)	2,521

	$(3,961)	$(2,872)	$768

h.	Reduction in corporate tax rate:

In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

NOTE 15:-	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	a.	Numerator:

	Year ended December 31,
	2004	2003	2002

Numerator for basic and diluted net earnings (loss) per share - income (loss) available to shareholders of Ordinary shares	$(4,040)	$(2,956)	$504

b.	Denominator:

Denominator for basic net earnings per share - weighted average number of Ordinary shares	15,151	14,767	14,697

Effect of dilutive securities:
Employee stock options	*) -	*) -	28

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of Ordinary shares, assuming exercise of options	15,151	14,767	14,725

*)	For convertible securities excluded from the calculation of earnings (loss) per share in the reported periods, see Note 2r ..

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

The Company manages its business on the basis of one reportable segment: computer software integration tools and application development tools. Total revenues are attributed to geographic areas based on the location of the end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

Revenues from sales to unaffiliated customers:

	Year ended December 31,
	2004	2003	2002

Israel	$2,763	$2,952	$2,576
United States	6,329	6,528	7,025
Europe	6,595	5,411	4,950
Far East	1,203	908	1,064
South America	355	369	1,500
Other	392	449	340

	$17,637	$16,617	$17,455

The Company's long-lived assets separated into geographical location are as follows:

	December 31,
	2004	2003

Israel	$11,154	$11,144
United States	204	180
Other	171	150

	$11,529	$11,474

In 2004, 2003 and 2002 over 90% of license revenues are derived from the Connect product.

The Company's maintenance and support revenues are derived from annual maintenance and support payments made by customers who use the Connect product or the Corvision, Mancal 2000 and Aptuser products, which are legacy products. In 2004, 2003 and 2002 maintenance and support revenues derived from the legacy products represented 47%, 50% and 59%, respectively out of the total consolidated maintenance and support revenues. Maintenance and support revenues in 2004, 2003 and 2002 related to the Connect product represented 53%, 50% and 41%, respectively out of the total consolidated maintenance and support revenues.

In 2004, no customer accounted for more than 10% of revenues. In 2003, the Company had a customer that accounted for 10.3% of revenues. In 2002, a different customer accounted for 10.3% of revenues.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development costs, net:

	Year ended December 31,
	2004	2003	2002

Total costs	$3,050	$3,084	$3,033
Capitalized software development costs	(1,575)	(1,593)	(1,595)

	$1,475	$1,491	$1,438

b.	Costs in respect of lawsuits:

SSF lawsuit (1)	$-	$365	$810
Burlington lease lawsuit (2)	-	560	290

	$-	$925	$1,100

c.	Restructuring and termination costs:

Employment termination benefits (3)	$1,786	$-	$467
Others	-	-	141

	$1,786	$-	$608

(1)	See Note 12c.
(2)	In 2002, the Company's subsidiary in the United States ceased the use of its former lease facilities prior to end of the lease term, which was to expire in September 2005.

The Company early adopted Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit Disposal Activities" ("SFAS No. 146"), which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities.

According to SFAS No. 146, the Company recognized a one-time charge, in a total amount of $290, related to the costs that will continue to be incurred under the agreement for its remaining term, without economic benefit to the Company.

The one-time charge was measured at its fair value at the cease-of-use date, based on the future remaining lease payments, reduced by estimated sublease rentals that could be reasonably obtained for those facilities.

In 2003 the landlord sued the Company for not paying of the lease fees for 2003. In March 2004, the Company and the landlord settled the dispute where the Company has agreed to pay $ 825 and be released from the lease agreement. Accordingly the company recorded in 2003 an additional expenses of $ 560 in respect of the termination of the lease agreement.

(3)	One time charge related to employment termination of the then chief executive officer of the Company and other employees during 2002.
(4)	During 2004 the Company recorded termination expenses in respect of the CEO’s and other senior employee’s termination of employment.
As of December 31, 2004 the company has an accrual in the amount of $764 related to amounts to be paid to the terminated employees in respect of their termination.

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Financial income (expenses), net:

	Year ended December 31,
	2004	2003	2002

Financial income:
Gain on trading marketable securities	$-	$3	$-
Interest and other income	39	90	69
Foreign currency translation differences, net	39	236	141

	78	336	210
Financial expenses:
Interest	(156)	(100)	(69)
Amortization of debt discount	(277)	-	-
Amortization of deferred expenses (issuance expenses and credit line costs)	(111)	-	-

	(544)	(100)	(69)

	$(466)	$236	$141

Out of the financial expenses an amount of $ 360 relates to convertible debt issued to principal shareholders.

NOTE 18:-	SUBSEQUENT EVENTS

a.
In January 2005, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 727,273 of its Ordinary shares at $ 2.75 per share (total consideration of $ 2,000). The investors also received for no additional consideration three-year warrants to purchase 290,909 Ordinary shares at an exercise price of $ 2.75 per share.

b.
In January 2005, the Company discontinued its non-core consulting operations in France by selling it for approximately $ 65 (EURO 50). In addition, the Company is entitled to certain earn-out over a period of 5 years ending in 2009.

ITEM 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project,” “intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

A.    OPERATING RESULTS

Overview

We are a leading provider of enterprise data integration software. Using our products, companies seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient information grid. The result is significantly enhanced performance and reduced cost of ownership

Founded in 1988 and traded on the NASDAQ Stock Market since 1992, our worldwide operations support over 1,000 end-users including many of the Fortune 1000 companies. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People’s Republic of China and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America.

Discontinued Operations

In the first quarter of 2005, we decided to discontinue our non-core consulting operations in France by selling the operation for approximately $ 65,000 (EURU 50,000) payable in two installments in December 2005 and in December 2006. In addition we are entitled to certain earn-out payments over a period of five years ending in 2009. Revenues of the discontinued operations were $2.7 million in the years 2003 and 2004 and $2.2 million in 2002. The operating profit of these operations was $95,000 in 2004, $317,000 in 2003 and $231,000 in 2002. This transaction will be accounted for in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for Impairment or Disposal of Long Lived Assets" ("SFAS No.144").

Significant Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to revenue recognition, bad debts and intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

Management believes that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Financial statements in U.S. dollars ("dollars"). A majority of the revenues of Attunity and certain of its subsidiaries is generated in dollars. In addition, a substantial portion of Attunity and certain subsidiaries' costs is denominated in dollars. The Company's management believes that the dollar is the primary currency in the economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.. The financial statements of the Israeli and other foreign subsidiaries whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

Revenue Recognition. We generate revenues mainly from license fees and sub-license fees for the right to use our software products, maintenance, support, consulting and training services. We sell our products primarily through our direct sales force to customers and indirectly through distributors and Value Added Resellers, or VARs. Both the customers and the distributors or resellers are considered end users. We are also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

Revenue from license and services fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable. We do not grant a right of return to our customers.

We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a purchase order from the customer or a written contract, which is signed by both us and customer (documentation is dependent on the business practice for each type of customer).

Our software may be either physically or electronically delivered to the customer. We determine that delivery has occurred upon shipment of the software or when the software is made available to the customer through electronic delivery, when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware.

We consider all arrangements with payment terms extending beyond five months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

We determine whether collectibility is probable on a case-by-case basis. When assessing probability of collection, we consider the number of years in business and history of collection. If we determine from the outset that collectibility is not probable based upon our review process, revenue is recognized as payments are received.

With regard to software arrangements involving multiple elements, we allocate revenues to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria have been met. Any discount in the arrangement is allocated to the delivered element.

Our determination of fair value of each element in multiple-element arrangements is based on VSOE. We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance and support, consulting and training (“professional”) services components of our license arrangements. We sell our professional services separately, and accordingly we have established VSOE for professional services based on our hourly or daily rates. VSOE for maintenance and support is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from licenses upon delivery using the residual method.

Arrangements for the sale of software products that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. We determined that these services are not considered essential to the functionality of other elements of the arrangement, and therefore, these revenues are recognized as a separate element of the arrangement.

Revenues from royalties are recognized according to quarterly royalties reports, as such reports are received from customers. Royalties are received from customers who embedded our products in their own products and we are entitled to a percentage of the customer revenue from the combined product.

Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Services revenues are recognized as the services are performed.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

In transactions, where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

Bad Debt Allowance. An allowance for doubtful accounts is determined with respect to those specific amounts that our management has determined to be doubtful accounts. We perform ongoing credit evaluations of our customers. An allowance for a doubtful account is determined with respect to those amounts that we have determined to be doubtful of collection. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations.

Goodwill. Goodwill represents the excess of the costs over the net assets of businesses acquired. Statement of financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142") requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the Company's reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit. The Company performs the annual impairment test during the third fiscal quarter. As of December 31, 2004, no impairment losses have been identified. The change in the carrying amount of goodwill for the year ended December 31, 2004, is due to translation adjustments.

Research and Development Expenses, Net. Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design incurred subsequent to the establishment of technological feasibility are capitalized. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

Capitalized software costs are amortized by the greater of the amount computed using (1) the ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (five years), commencing with general product release and included in cost of revenues.

At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2004, 2003 and 2002, we recorded $0, $1.5 million and $0, respectively, as impairment of capitalized software costs, which were included in "Cost of revenues."

Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations.

Contingencies. We are, from time to time, subject to proceedings and other claims related to employees, an alleged lease agreement and other matters. We are required to assess the likelihood of any outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, or Statement 123. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for our company in the interim period beginning July 1, 2005. We expect that this Statement may have a material effect on our financial statements and our results of operations in future periods.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this report.

	Year Ended December 31,
	2004	2003	2002
Revenues:
Software licenses	41%	36%	40%
Maintenance and support	33	35	34
Services	26	29	26
Total revenues	100	100	100
Cost of revenues:
Software licenses	12	13	11
Maintenance and support	6	5	4
Services	24	25	22
Impairment of software development costs	-	9	-
Total cost of revenues	42	52	37
Gross profit	58	48	63
Research and development, net	8	9	8
Selling and marketing	45	36	31
General and administrative	15	16	11
Costs in respect of lawsuits	-	6	6
Restructuring and termination costs	10	-	4
Total operating expenses	78	67	60
Operating income (loss)	(20)	(19)	3
Financial and other income (expenses), net	2	1	0
Income taxes	0	0	1
Net income (loss)	(22)%	(18)%	2%

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues. Our revenues are derived primarily from software licenses, maintenance and support and professional services. Total revenues increased 6.1% to $17.6 million in 2004 from $16.6 million in 2003. This increase is mainly attributable to a 20% increase in license revenues, which increased to $7.3 million in 2004 from $6.0 million in 2003 mainly due to sale of $1 million to one customer. Maintenance and support revenues remained approximately the same at $5.8 million. Services decreased 4.5% to $4.5 million in 2004 from $4.7 million in 2003 as a result of decreased services in our Israeli operations. We expect that our license revenue will increase in 2005 while our revenues from maintenance, support and professional services are expected to remain at the same level as in 2004 after accounting for the discontinued operation described above.

Cost of Revenues. Cost of license revenues consists primarily of production costs including media, packaging, freight and documentation, amortization and write off of capitalized software development costs and certain royalties to the Office of the Chief Scientist of the Ministry of Industry and Trade. Cost of maintenance, support and services consists primarily of salaries of employees performing the services and related overhead. Our cost of revenues decreased 13.6% to $7.5 million in 2004 from $8.6 million in 2003 primarily due to our write-off of $1.5 million of capitalized software development costs in 2003, which was partially offset by a $0.2 million increase in the amortization of capitalized software development costs and by a $0.2 million increase in wages. We anticipate that our cost of revenues as a percentage of revenues, excluding any write-offs, will remain the same in 2005.

Gross Profit. Our gross profit increased 27.4% to $10.2 million in 2004 from $8.0 million in 2003, as a direct result of increased revenues and decreased cost of revenues in 2004.

Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total research and development costs, before capitalized software costs, remained approximately the same at $3.1 million. We capitalized approximately $1.6 million of software developments costs in 2004 and 2003. As a result of the foregoing, net research and development costs remained unchanged at $1.5 million. We plan to significantly increase our expenditures for research and development in 2005.

Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, advertising expenses and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 32.7% to $7.9 million in 2004 from $5.9 million in 2003 . This increase is due to our hiring more people in direct sales operations in Europe and the United States and in business development and marketing, as well as higher marketing costs. We expect that our selling and marketing expenses will increase in 2005 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to increase our license revenues.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses decreased by 6.1% to $2.6 million in 2004 from $2.7 million in 2003. The decrease is principally attributable to the decrease in bad debts in our Asia and Israeli operations. We do not believe that our general and administrative expenses will increase significantly in 2005.

Costs in Respect of Lawsuits. In 2003 we recorded charges of $0.4 million relating to a legal dispute with the Special Situations Funds and $0.6 million, relating to legal dispute with the landlord of our former offices in Massachusetts. Both disputes were resolved in early 2004 without additional costs.

Termination Costs. In 2004 we incurred $1.8 million of charges relating to the termination of employment of our former chief executive officer and other executives and employees.

Operating Loss. Based on the foregoing, we recorded an operating loss of $3.5 million in 2004 compared to an operating loss of $3.1 million in 2003.

Financial Income (Expenses), Net. In 2004, we had net financial expenses of $(466,000) as compared to financial income, net of $236,000 in 2003. This increase in financial expenses is attributable to amortization of debt discount ($277,000), amortization of deferred expenses ($111,000) and interest on the $2 million of convertible notes that we issued in April 2004 and our $3 million credit line.

Taxes on Income. Income taxes for 2004 were $79,000 compared with $84,000 in 2003, all derived from taxes withheld on export sales.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues. Total revenues decreased 4.8% to $16.6 million in 2003 from $17.5 million in 2002. This decrease was principally attributable to a 12.8% decrease in license revenues, which decreased to $6 million in 2003 from $6.9 million in 2002 mainly due to a $0.5 million decrease in sales of our legacy products. Maintenance and support revenues decreased 3.7% from $6.1 million to $5.8 million as a result of a decrease in our legacy products maintenance revenues. Services increased by 6% from $4.5 million to $4.7 million, all of which increase was attributable to our European operations.

Cost of Revenues. Our cost of revenues increased 35.2% to $8.6 million in 2003 from $6.4 million in 2002 primarily due to a $1.5 million write-off of capitalized software development costs relating to the BPI product which we decided to abandon, a $0.2 million increase in royalties to the Chief Scientist and an increase in cost of services in our European operations resulting from local currency changes against the dollar of $0.3 million.

Gross Profit. Our gross profit decreased 27.8% to $8 million in 2003 from $11.1 million in 2002, as a direct result of decreased revenues and increased cost of revenues in 2003.

Research and Development, Net. Total research and development costs, before capitalized software costs, increased by 1.7% to $3.1 million in 2003 from $3 million in 2002. The increase is principally attributable to an increase in salaries. We capitalized approximately $1.6 million of software developments costs in 2003 and 2002. As a result of the foregoing, net research and development costs increased by 3.7% to $1.5 million in 2003 from $1.4 million in 2002.

Selling and Marketing. Selling and marketing expenses increased by 10.6% to $5.9 million in 2003 from $5.4 million in 2002 mainly due to an increase in marketing and business development investments of $0.4 million.

General and Administrative. General and administrative expenses increased by 41.8% to $2.7 million in 2003 from $1.9 million in 2002. The increase is principally attributable to the increase of $0.4 million in bad debts in our Asia and Israeli operations, higher legal fees of $0.1 million, hiring a new Chief Financial Officer and an increase in the compensation of our Chairman and Chief Executive Officer of $0.5 million.

Costs in Respect of Lawsuits. We recorded charges of $0.4 million and $0.8 million, in 2003 and 2002 respectively, relating to a legal dispute with the Special Situations Funds and $0.6 million and $0.3 million, in 2003 and 2002 respectively, relating to a legal dispute with the landlord of our former offices in Massachusetts. Both disputes were resolved in early 2004 without additional costs.

Restructuring and Termination Costs. In 2002 we had $0.6 million of charges relating to termination of our Chief Executive Officer and other expenses.

Operating Income (Loss). Based on the foregoing, we recorded an operating loss of $3.1 million in 2003 compared to an operating profit of $0.6 million in 2002.

Financial Income, Net. Our financial income was offset in part by (i) interest expense and (ii) currency translation adjustments between the dollar and Europeans and Israeli currency. In 2003, we had net financial income of $236,000 as compared to $141,000 in 2002. This increase in financial income is attributable mainly to foreign currency translation adjustments.

Taxes on Income. Income taxes for 2003 were $84,000 compared with $264,000 in 2002. In 2002, we incurred higher taxes due to a required increase in withholding of taxes on export sales.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, our operations in Israel are directly affected by political, economic and military conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. Furthermore, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive policies may harm the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operation.

Many of our executive officers and employees in Israel are obligated to perform military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Africa, and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, including:

•
a decrease in the value of currencies in certain of the EMEA or APAC relative to the U.S. dollar, which would decrease our reported U.S. dollar revenue, as we generate revenue in these local currencies and report the related revenue in U.S. dollars; and

•
an increase in the value of currencies in certain of the EMEA or APAC, or Israel relative to the U.S. dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel.

The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar and companies experienced increases in the dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel. In 2003 the rate of inflation was negative and the NIS was revaluated vis-à-vis the dollar. In 2004 the rate of inflation exceeded the rate of devaluation. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli consumer price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

2001	101.6	1.4	9.3	(7.8)
2002	108.2	6.5	7.3	(0.7)
2003	106.2	(1.6)	(9.2)	(7.6)
2004	107.4	1.2	(1.6)	2.8

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

B.    LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations through cash generated by operations, funds generated by our public offering in 1992 private equity investments exercise of stock options and warrants as well as from research and development and marketing grants, primarily from the Government of Israel. In March 2000, we raised net proceeds of approximately $13 million in a private placement of our securities. In October 2001, we raised additional proceeds of approximately $5 million in a private placement of our securities. On a limited basis we have also financed our operations through short-term loans and borrowings under available credit facilities.

In April 2004, we concluded a transaction with a group of investors that then owned 2,043,146 of our shares and warrants to purchase 2,944,651 shares at exercise prices of $1.75 and $2.25 (subsequently adjusted to $2.00), according to which the group invested an additional $2 million in our company in the form of a five-year convertible debenture, convertible at $1.75 per share and warrants to purchase 480,000 ordinary shares at an exercise price of $1.75 per share, subject to anti dilution adjustments. In June 2004, we entered into an agreement with Plenus Technologies Ltd., or Plenus, a venture capital lender, under which we secured a two-year $3 million credit line from Plenus at a fixed interest rate of 6.5% per annum. The interest is payable quarterly on all amounts drawn under the credit line. We can prepay or cancel the credit line at any time. We pay a commitment fee of 1% per annum on the unutilized amount of the credit line. As collateral for the credit line we registered a first ranking floating charge on all our assets and a first ranking fixed charge on all our intellectual property. We undertook to issue to Plenus five-year warrants to purchase our ordinary shares in an amount equal to a percentage of the credit line divided by $3.00 (subsequently adjusted to $2.75), per share, the exercise price of the warrants (subject to anti-dilution adjustments), as follows: 20% of the credit line if we terminate the credit line within the first year of its initiation; 23% of the credit line if we terminate the credit line within the second year of its initiation and we had not drawn any money from the credit line prior to termination; and 30% of the credit line if we terminate the credit line within the second year of its initiation and we had drawn money from the credit line prior to termination. As of December 31, 2004 we have not used this line of credit.

In January 2005, we entered into an agreement with the WPG Software and Select Technology Strategies Funds for a $2 million private placement for 727,273 of our ordinary shares along with 290,909 three years warrants to purchase our ordinary shares at $2.75 per share.

As of December 31, 2004, we had $1.8 million in cash, cash equivalents, restricted cash, short term deposits and marketable securities as compared to $3.3 million in cash and cash equivalents at December 31, 2003. As of December 31, 2004, we had a bank line of credit of approximately $0.2 million, which is currently unused.

As of December 31, 2004 we had $43,000 in long-term loans from United Mizrachi Bank Ltd. These loans bear interest ranging between 5% to 6.7%. Principal and interest are linked to the Israeli Consumer Price Index.

Net cash used in operating activities was $1.9 million in 2004. Net cash provided by operating activities was $2.4 million in 2003. Net cash used in investing activities was $1 million in 2004 and $2.8 million in 2003, which funds were used primarily for software development costs. Net cash provided by financing activities was $2.3 million in 2004 mainly from issuance of convertible debenture and exercise of warrants. Net cash used in financing activities was $0.1 million in 2003.

Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $364,000 in 2004 and $238,000 in 2003. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

We anticipate that our existing capital resources and the additional funds provided by the January 2005 private placement, will be adequate to satisfy our working capital and capital expenditure requirements until March 31, 2006, but we may need to raise additional funds in the next twelve months in order to provide the capital necessary for our working capital and capital expenditure requirements.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2004, we employed 37 persons in research and development.

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Research Law provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee of the Office of the Chief Scientist. We cannot assure you that such consent, if requested, will be granted. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel. No approval is required for the export of any products resulting from such research or development.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The Research Law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research Law.

As of December 31, 2004, we had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,426,000 for certain of the our research and development projects. We are obligated to pay royalties to the OCS, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. Through December 31, 2004, we have paid or accrued royalties to the OCS in the amount of $ 1,956,000. As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $ 470,000. Our royalty expenses during the years 2002, 2003 and 2004 were $232,000, $479,000 and $290,000 respectively.

We have committed substantial financial resources to our research and development efforts. During 2002 , 2003 and 2004, our research and development expenditures were $3 million, $3.1 million and $3.1 million, respectively. We did not receive any reimbursement from the Office of the Chief Scientist during the last three years. We capitalized computer software development costs of $1.6 million in the years ended December 31, 2004, 2003, and 2002. We believe that our investment in product development activities in 2005 will be significantly larger than our expenditures in 2004.

D.    TREND INFORMATION

We expect that our results will continue to be impacted by the continued decline in revenues from our legacy products and by increased sales and marketing expenditures while we attempt to gain market acceptance for our data integration products. As a result of an unpredictable business environment and long sales cycles we are unable to provide any guidance as to sales and profitability trends.

E.    OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	less than 1 year	1-3 Years	3-5 Years
Long-term debt obligations	$132	$113	$19	$--
Capital (finance) lease obligations	103	95	8	--
Operating lease obligations	840	435	405	70
Total	$1,075	$643	$432	$70

ITEM 3

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File Nos. 333-14140 and 333-11972) and Registration Statements on Form S-8 (File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302) of Attunity Ltd ( the “Company”) of our report dated January 30, 2005 with respect to the consolidated financial statements of the Company for the year ended December 31, 2004 included in the Company’s Report on Form 6-K for the month of March 2005.

/s/Kost Forer Gabbay and Kasierer
KOST, FORER, GABBAY & KASIERER
A member of Ernst & Young Global

Tel-Aviv  Israel
March 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD

By:	/s/ Ofer Segev
Ofer Segev
Date: March 31, 2005	Chief Financial Officer